

04001377

2/23

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 17 2004

SEC FILE NUMBER
8- 40822

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/2003__ AND ENDING __12/31/2003__

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Coastal Equities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15 Simpson Ln.
(No. and Street)

Falmouth   MA   02540
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Richard A. Ross   508-548-1707
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

David Merfeld, LLC
(Name – if individual, state last, first, middle name)

21 Merchants Row. 5th Floor   Boston,   MA   02109
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 17 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, _____Richard A. Ross_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____Coastal Equities, Inc._____ , as
of _____December 31_____ , 20_03___ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

DIANE S. BURNWORTH
NOTARY PUBLIC
My Commission Exp. June 2, 2006

Signature

_____President_____
Title

Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



COASTAL EQUITIES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2003

Together with Independent Auditor's Report

DAVID MERFELD LLC

COASTAL EQUITIES, INC.
FINANCIAL STATEMENTS
DECEMBER 31, 2003
TABLE OF CONTENTS

DAVID MERFELD LLC
CERTIFIED PUBLIC ACCOUNTANT

21 MERCHANTS ROW
BOSTON, MA 02109
617-248-1901
FAX 617-248-1902
David@Merfeldcpa.com

Independent Auditor's Report

Board of Directors
Coastal Equities, Inc.
Falmouth, Massachusetts

I have audited the accompanying statement of financial condition of Coastal Equities, Inc. as of December 31, 2003 and the related statements of income, of changes in stockholder's equity, and of cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with U.S. generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates used by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for our opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Coastal Equities, Inc. at December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplemental Schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

David Merfeld LLC

Boston, Massachusetts
January 14, 2004

COASTAL EQUITIES, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2003

See Auditor's Report

ASSETS

Current assets		
Cash and cash equivalents	$	15,816
Accounts receivable		80,024
Prepaid expenses		800
Total current assets		96,640
Other assets		
Equipment and furnishings, net of accumulated depreciation of $17,675		359
Marketable security available for sale		28,650
Deposit with correspondent broker		25,000
Total other assets		54,009
Total assets	$	150,649

LIABILITIES AND STOCKHOLDER'S EQUITY

Current liabilities		
Commissions payable	$	54,165
Accounts payable		14,629
Accrued expenses		7,596
Total liabilities		76,390
Stockholder's equity		
Common stock, $.01 par value		
Authorized 200,000 shares		
Issued and outstanding 10,000 shares		100
Capital in excess of par value		29,441
Retained earnings		43,150
Accumulated other comprehensive loss		1,568
Total stockholder's equity		74,259
Total liabilities and stockholder's equity	$	150,649

See notes to financial statements

COASTAL EQUITIES, INC.

STATEMENT OF INCOME

For the Year Ended December 31, 2003

See Auditor's Report

Revenues	$	1,195,527
Expenses		
Salaries and benefits		122,519
Commissions		750,642
Clearing charges		201,299
Registration fees		5,309
Office supplies and expense		4,346
Telephone		3,264
Rent		6,450
Travel and entertainment		5
Software maintenance		2,520
Accounting		5,850
Legal		1,245
Depreciation and amortization		825
Other		1,360
Total expenses		1,105,634
Operating income		89,893
Other income		
Investment income		9,651
Loss on sale of securities		(1,112)
		8,539
Net income	$	98,432

See notes to financial statements

COASTAL EQUITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For the Year Ended December 31, 2003

See Auditor's Report

	Common Stock	Capital in Excess of Par Value	Retained Earnings	Accumulated Other Comprehensive Loss	Total
Balance, January 1	$ 100	$ 29,441	$ 54,718	$ (4,443)	$ 79,816
Comprehensive Income					
Net income			98,432		98,432
Other comprehensive income					
Unrealized holding gain				4,899	4,899
Reclassification adjustment				1,112	1,112
Comprehensive income			98,432	6,011	104,443
Dividends paid			(110,000)		(110,000)
Balance, December 31	$ 100	$ 29,441	$ 43,150	$ 1,568	$ 74,259

See notes to financial statements

Cash flows from operating activities		
Revenue received	$	1,196,719
Operating expenses paid		(1,100,851)
Investment income received		9,651
Net cash provided by operating activities		105,519
Cash flows from investing activities		
Sale of marketable security		9,980
Cash flows from financing activities		
Dividends paid		(110,000)
Cash flows		5,499
Cash and cash equivalents, beginning of year		10,317
Cash and cash equivalents, end of year	$	15,816
Reconciliation of net income to net cash provided by operating activities		
Net income	$	98,432
Adjustments to reconcile net income to cash provided by operating activities		
Depreciation and amortization		825
Loss on sale of securities		1,112
Changes in assets and liabilities		
Accounts and reimbursements receivable		1,697
Commissions payable		1,792
Accounts payable		877
Accrued expenses		784
Net cash provided by operating activities	$	105,519

A.   **Securities dealer registration and nature of operations**

Coastal Equities, Inc. (the "Company") is registered with the National Association of Securities Dealers and the Securities and Exchange Commission ("SEC") as a broker/dealer in securities. In order to maintain this status, the Company is required to maintain net capital, as defined by the SEC, of in excess of $5,000. At December 31, 2003, net capital was $68,789.

The Company has independent brokers who operate four offices in Massachusetts, New Hampshire, and Ohio. Its primary source of revenue is commissions for providing brokerage services to small businesses and individuals. Each broker receives a share of the commissions earned, and is responsible for his or her own expenses.

B.   **Significant accounting policies**

Significant accounting policies employed in the preparation of these financial statements include:

Estimates: The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimates.

Commission revenue and expense are recognized as the transactions that give rise to the income and expense close.

Depreciation of equipment and furnishings is being provided over 5-year lives using the straight-line method. Repairs and maintenance are charged to expense as incurred.

Cash and cash equivalents includes bank accounts and all highly liquid debt instruments purchased with original maturities of less than three months.

Registration fees are recorded as expenses when paid.

C.   **Deposit with correspondent broker**

Because the Company does not handle customer securities or trades directly, it has entered into a relationship with a clearing, or correspondent, broker. As part of the terms of its contract with this broker, it maintains with them a $25,000 deposit, held in a money-market fund. Interest earned on this account inures to the benefit of the Company.

D.   **Investment in marketable security**

Investments in marketable securities – a mutual fund – are held for an indefinite period and, thus, are classified as available-for-sale. Available-for-sale securities are recorded at fair value in investments and other assets on the balance sheet, with the change in fair value during the period included in other comprehensive income for the period. Fair value of the security at December 31, 2003 was:

Cost, computed first-in-first-out	$27,082
Unrealized holding gain	1,568
Fair value	$28,650

Other comprehensive income included the unrealized holding gain of $6,011, adjusted by the recognized loss of $1,112.

E. **Operating lease**

The Company leases its office space under a tenancy-at-will, with monthly rent of $500.

F. **Income taxes**

The Company has elected to be taxed as an "S" corporation for federal and state income tax purposes. As such, all taxable income is recognized, and all income taxes are paid, by the stockholder.

DAVID MERFELD LLC
CERTIFIED PUBLIC ACCOUNTANT

21 MERCHANTS ROW
BOSTON, MA 02109
617-248-1901
FAX 617-248-1902
David@Merfeldcpa.com

Independent Auditor's Report

Board of Directors
Coastal Equities, Inc.
Falmouth, Massachusetts

I have audited the accompanying financial statements of Coastal Equities, Inc. as of and for the year ended December 31, 2003 and have issued my report thereon dated January 14, 2004. My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplemental Schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

David Merfeld LLC

Boston, Massachusetts
January 14, 2004

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT

PART IIA

BROKER OR DEALER	Coastal Equities, Inc.	as of	12/31/03

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition... $			74,259	3480
2.	Deduct ownership equity not allowable for Net Capital...				3490
3.	Total ownership equity qualified for Net Capital..				3500
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of Net Capital...........................				3520
	B. Other (deductions) or allowable credits (List)...				3525
5.	Total capital and allowable subordinated liabilities... $			74,259	3530
6.	Deductions and/or charges:				
	A. Total *nonallowable* assets from Statement of Financial Condition (Notes B and C)...... $	1,159	3540		
	B. Secured demand note delinquency..		3590		
	C. Commodity futures contracts and spot commodities - proprietary capital charges...		3600		
	D. Other deductions and/or charges..		3610	1,159	3620
7	Other additions and/or allowable credits (List)...				3630
8	Net capital before haircuts on securities positions.. $			73,100	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):				
	A. Contractual securities commitments.. $		3660		
	B. Subordinated securities borrowings..		3670		
	C. Trading and investment securities:				
	1. Exempted securities		3735		
	2. Debt securities		3733		
	3. Options..		3730		
	4. Other securities	4,311	3734		
	D. Undue Concentration..		3650		
	E. Other (List)..		3736	4,311	3740
10.	Net Capital.. $			68,789	3750

OMIT PENNIES

No material difference exists between this net capital and the
amount filed on the unaudited form IIA by Coastal Equities, Inc.

DAVID MERFELD LLC
CERTIFIED PUBLIC ACCOUNTANT

21 MERCHANTS ROW
BOSTON, MA 02109
617-248-1901
FAX 617-248-1902
David@Merfeldcpa.com

Independent Auditor's Report

Board of Directors
Coastal Equities, Inc.
Falmouth, Massachusetts

In planning and performing my audit of the financial statements of Coastal Equities, Inc. and supplemental schedule for the year ended December 31, 2003, I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purposes of expressing my opinion on the financial statements, and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company, including practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure, policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which management has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. In addition, projection of any evaluation of them to future periods is subject to the risks that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned function. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered be the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objective in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the New York Stock Exchange, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of brokers and dealers, and should not be used for any other purpose.

David Merfeld LLC

Boston, Massachusetts
January 14, 2004